UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-13305

ACTAVIS, INC.

(Exact name of registrant as specified in its charter)

Morris Corporate Center III

400 Interpace Parkway

Parsippany, New Jersey 07054

(862) 261-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Stock (no par value)

(Title of each class of securities covered by this Form)

1.875% Senior Notes due 2017

3.250% Senior Notes due 2022

4.625% Senior Notes due 2042

5.000% Senior Notes due 2014

6.125% Notes due 2019

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Shares of Preferred Stock: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Actavis, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 25, 2014	ACTAVIS, INC.

	By:	/s/ David A. Buchen
Name: David A. Buchen
Title: Chief Legal Officer – Global and Secretary